Action No. 0801-11033

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

BETWEEN:

KODIAK ENERGY, INC.

Plaintiff

- and -

BRINK ENERGY LTD.

Defendant

STATEMENT OF CLAIM

1. The Plaintiff, Kodiak Energy, Inc. ("Kodiak"), is a body corporate, registered to carry on business in the Province of Alberta, carries on the business of oil and gas exploration and development in the Province of Alberta and throughout Canada, and has offices in the City of Calgary, in the Province of Alberta.

2. The Defendant, Brink Energy Ltd. ("Brink"), is a body corporate, duly incorporated pursuant to the laws of the Province of Alberta, and carries on the business of oil and gas exploration and development in the Province of Alberta and throughout Canada and has offices in Calgary, Alberta.

3. On or about June 18, 2008 Kodiak and Brink entered into a letter agreement (the "Letter Agreement") which set forth the terms of a proposed Plan of Arrangement (the "Arrangement") in accordance with the *Alberta Business Corporations Act* (the "ABCA") whereby Kodiak would acquire all of the shares of Brink (the "Transaction").

4. The Letter Agreement included certain obligations of the parties thereto, including, *inter alia:*

   (a) that Kodiak and Brink, acting reasonably, would negotiate and enter into an arrangement agreement on or before July 21, 2008 (the "Arrangement Agreement");

(b) that Kodiak and Brink would work together to achieve a mutually agreeable structuring of the Transaction before the execution of the Arrangement Agreement;

(c) that Kodiak and Brink would do all commercially reasonable acts and things and take all commercially reasonable steps required to complete the Arrangement, including using commercially reasonable efforts to fulfill the conditions precedent to the other party's obligations to complete the Arrangement and not take any steps which would cause such conditions not to be fulfilled; and

(d) that Kodiak and Brink would use commercially reasonable efforts to cause the effective date of the Arrangement to be on or before August 26, 2008 or so soon thereafter as reasonably practical, but not later than September 10, 2008.

5. The Letter Agreement provided that Kodiak would be responsible for preparing the documents necessary to complete the Transaction, (the "Transaction Documents"), including an Information Circular, and that Brink would provide Kodiak with the information necessary to complete the Transaction Documents which required prospectus level disclosure concerning Brink.

6. The Letter Agreement further provides for a non-completion fee (the "Non-completion Fee") to be payable by Brink to Kodiak, as liquidated damages, by way of the transfer of Brink's interest in certain lands more particularly described in Schedule "A" attached to this Statement of Claim (collectively, the Non-completion Fee Lands") in the event that there was a breach or non-performance by Brink of a material provision of the Letter Agreement and that, *inter alia:*

(i) the Board of Directors of Brink fails to recommend that Brink's shareholders vote in favour of the Arrangement;

(ii) or Brink breaches any of its obligations pursuant to the Letter Agreement which make it impossible to complete the Arrangement.

7. Contrary to the terms of the Letter Agreement, Brink has failed to, *inter alia*:

(a) act reasonably to negotiate and enter into the Arrangement Agreement or agree on a structure for the Transaction; and

(b) take all commercially reasonable acts or steps required to complete the Transaction, including failing to provide Kodiak with the information necessary to complete the Information Circular required to be sent to Brink's securityholders, including the failure to provide financial statements, Management's Discussion & Analysis relating to the financial statements and prospectus level disclosure concerning the business and affairs of Brink.

8. Brink has breached the Letter Agreement such that the Transaction is not capable of completion and has in fact advised Brink's shareholders and Kodiak that the Transaction has been terminated and will not be proceeding. As a result, the Non-completion Fee is due and payable to Kodiak.

9. On or about August 25, 2008, Kodiak demanded that Brink pay the Non-completion Fee to Kodiak, however Brink has failed or neglected to do so and Brink remains contractually obligated to transfer the Non-completion Fee Lands to Kodiak.

10. In addition, and in conjunction with the Transaction, Brink and Kodiak entered into a loan agreement (the "Loan"), evidenced by, *inter alia,* a Convertible Debenture (the "Convertible Debenture"). Pursuant to the Loan and the Convertible Debenture, Kodiak loaned to Brink the sum of $1,000,000.00 and Brink agreed to repay same together with interest thereon at a rate equal to the National Bank of Canada prime rate of interest plus two percent per annum from the date of advance, calculated monthly not in advance, with interest on unpaid interest at the same rate, with all principal and interest repayable on demand.

11. Pursuant to the Loan and the Convertible Debenture, Brink agreed to pay Kodiak all costs, charges and expenses including legal fees on a solicitor and his own client basis in relation to the recovery of the amount outstanding pursuant to the Loan.

12. The amount of $1,000,000.00 was advanced from Kodiak to Brink on July 7, 2008. At the time of the advance of the $1,000,000.00, Brink agreed that they would execute and deliver the Convertible Debenture to Kodiak, however they have refused or failed to do so.

13. On or about August 25, 2008, Kodiak demanded repayment of the Loan with accrued interest, however Brink has failed to repay the Loan and same remains a just debt improperly withheld.

14. The Plaintiff proposes the trial of this action be held at the Court House in Calgary, Alberta.

15. In the opinion of counsel, the trial of this action will take less than 25 days of trial time.

WHEREFORE THE PLAINTIFF CLAIMS AGAINST THE DEFENDANT:

(a) A declaration that Kodiak is entitled to the Non-completion Fee;

(b) An order for specific performance or mandatory injunction requiring Brink to transfer the Non-completion Fee Lands to Kodiak, or alternatively, an Order transferring the Non-completion Lands to Kodiak;

(c) An order for specific performance or mandatory injunction requiring Brink to execute the Convertible Debenture, or alternatively, a declaration that the Convertible Debenture is enforceable as against Brink according to its terms;

(d) Judgement pursuant to the Loan in the amount of $1,000,000.00 together with interest thereon as provided for by the Loan and the Convertible Debenture;

(e) Costs of this action on the basis of solicitor as rendered to his own client; and

(f) Such further and other relief as to this Honourable Court seems just.

DATED at the City of Calgary, in the Province of Alberta, this 12th day of September, 2008 **AND DELIVERED** by David T. Madsen at BORDEN LADNER GERVAIS LLP, Barristers and Solicitors for the Plaintiff, whose address for service is in care of the said solicitors at 1000, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2.

ISSUED out of the office of the Clerk of the Court of the Queen's Bench of Alberta, Judicial Centre of Calgary, this 12th day of September, 2008.

V.A. BRANDT COURT SEAL

CLERK OF THE COURT

Action No.: 0801- 11033 2008

IN THE COURT OF QUEEN'S BENCH
OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

BETWEEN:

KODIAK ENERGY, INC.

PLAINTIFF

- and -

BRINK ENERGY LTD.

DEFENDANT

STATEMENT OF CLAIM

This Statement of Claim is delivered by BORDEN LADNER GERVAIS LLP, solicitors for the Plaintiff who resides in Calgary, Alberta;

And whose address for service is in care of the said solicitors at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: David T. Madsen;

And is addressed to the Defendant who insofar as is known to the Plaintiff resides in Calgary, Alberta.

BORDEN LADNER GERVAIS LLP
Barristers and Solicitors
1000 Canterra Tower
400 Third Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: David T. Madsen
Telephone: (403) 232-9612
Fax: (403) 266-1395

File No. 434734-000025

NOTICE

TO THE DEFENDANT:

BRINK ENERGY LTD.

You have been sued. You are the Defendant. You have only 15 days to file and serve a Statement of Defence or Demand of Notice. You or your lawyer must file your Statement of Defence or Demand of Notice in the office of the Clerk of the Court of Queen's Bench in Calgary, Alberta. You or your lawyer must also leave a copy of your Statement of Defence or Demand of Notice at the address for service for the Plaintiff named in this Statement of Claim.

WARNING:

If you do not do both things within 15 days, you may automatically lose the lawsuit. The Plaintiff may get a Court Judgment against you if you do not file, or do not give a copy to the Plaintiff, or do either thing late.

CLERK OF THE COURT
SEP 12 2008
CALGARY, ALBERTA